Simpson Thacher & Bartlett llp

900 G Street, NW

Washington, D.C. 20001

telephone: +1-202-636-5500

facsimile: +1-202-636-5502

November 27, 2024

VIA EDGAR

Re:	New Mountain Net Lease Trust
Registration Statement on Form 10-12G
Filed October 16, 2024
File No. 000-56701

Ms. Kellie Kim and Ms. Jennifer Monick

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of New Mountain Net Lease Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form 10-12G (the “Registration Statement”). The Company has prepared Amendment No. 1 to respond to the Staff’s comments in its letter dated November 13, 2024, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Registration Statement on Form 10-12G

Item 1. Business, page 5

1.	We note that you may also selectively invest in real estate-related assets, including debt investments. Please disclose whether there are any limits in the amount of your assets that may be invested in such debt.

The Company does not anticipate that real estate-related assets, including debt investments, will comprise a significant portion of its portfolio, as its investment strategy is primarily to acquire, own, finance and lease a portfolio of commercial net lease real estate assets. However, in response to the Staff’s comment, the Company has revised its disclosure on page 7 of Amendment No. 1 to indicate that there are no limits on the amount of its assets that may be invested in any particular target asset, including real estate-related assets. At all times, the Company intends to make investments in such a manner consistent with maintaining its qualification as a REIT under the Code and maintaining its exclusion from registration under the Investment Company Act.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-2-	November 27, 2024

Investment Strategy, page 7

2.	We note your disclosure that your acquisition approach focuses on underwriting. Please clarify how you intend to assess and monitor tenant credit quality.

The Company has revised the disclosure on page 7 of Amendment No. 1 to clarify how it intends to assess and monitor tenant credit quality.

Seed Portfolio, page 8

3.	We refer you to your table on page 9. We note your columns for assumable debt, interest rate, and loan term remaining as well as your footnote to the table. Please further clarify for us and in your filing what these columns represent.

In connection with the Formation Transactions, the Company expects to acquire the Seed Portfolio, as further discussed in Amendment No. 1. Certain of the properties that comprise the Seed Portfolio currently have in place mortgage financings, which are secured by the applicable property. In connection with the Company’s acquisition of the Seed Portfolio, certain of such mortgage financings are expected to be assumed by the Company, as detailed in the table on page 9 of Amendment No. 1.

The Company has revised the disclosure on page 9 of Amendment No. 1 to clarify what each of the above columns represent.

4.	Please disclose the occupancy rate and average effective rent of your Seed Portfolio.

The Company has revised the disclosure on page 8 of Amendment No. 1 to disclose the above mentioned information.

Borrowing Policies, page 13

5.	We note your disclosure that you intend to target a leverage ratio of approximately 55% to 75% of your gross real estate assets. Please clarify whether you intend to assume debt in connection with the acquisition of the Seed Portfolio.

In connection with the Formation Transactions, the Company expects to acquire the Seed Portfolio, as further discussed in Amendment No. 1. Certain of the properties that comprise the Seed Portfolio currently have in place mortgage financings, which are secured by the applicable property. In connection with the Company’s acquisition of the Seed Portfolio, certain of such mortgage financings are expected to be assumed by the Company, as detailed in the table on page 9 of Amendment No. 1. The Company has revised the disclosure on page 13 of Amendment No. 1 to clarify that it intends to assume certain mortgage financings in connection with the acquisition of the Seed Portfolio.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-3-	November 27, 2024

Operating and Regulatory Structure

Operating Structure and REIT Considerations, page 15

6.	Please revise the chart on page 16 to describe each entity, their relationship, and the ownership percentages following the completion of the Formation Transactions. For example, you disclose on page 6 that New Mountain Net Lease Partners, L.P. will fund the Seed Portfolio, but they do not appear to be in the chart. On a related note, please include a description in the registration statement of the entity in the chart, NMNC Initial L.P. LLC.

The Company has revised its disclosure on page 17 of Amendment No. 1 to include an organizational chart that reflects the ownership prior to the completion of the Formation Transactions. In addition, the Company has revised its disclosure on page 18 to revise the organizational chart to include ownership percentages following the completion of the Formation Transactions, based on certain assumptions as described therein.

The Company respectfully notes that it is not able to provide final ownership percentages following the completion of the Formation Transactions, given that (1) it has not yet determined the amount of offering proceeds for its initial closing of its private offering and (2) existing partners of NM Fund I have not yet made their final elections of whether to have their common shares repurchased by the Company or remain shareholders in the Company following the initial closing, each of which are required to determine final ownership percentages; however, the assumptions included in Amendment No. 1 are based on the Company’s good faith estimates of such amounts as of the date of Amendment No. 1. Further, following the initial closing, the Company intends to undertake a continuous, private offering of its common shares and repurchase shares pursuant to the terms of it Repurchase Plan (as defined below), each of which will modify ownership percentages over time.

The Company has also revised its disclosure on page 1 to include a description of NMNC Initial L.P. LLC.

Term and Termination Rights, page 19

7.	We note your disclosure that in the event the Advisory Agreement is terminated, the Adviser is entitled to receive its pro rated management fee. Please expand your disclosure here to state that the Adviser will also receive all unpaid fees and reimbursement of expenses prior to the termination date and that the Special Partner will be allocated any accrued performance participation with respect to the Operating Agreement.

The Company has revised the disclosure on page 21 of Amendment No. 1 to include the requested language. Additionally, the Company respectfully directs the Staff to page 24 of Amendment No. 1, which states that “[i]n the event the Advisory Agreement is terminated, the Special Limited Partner will be allocated any accrued performance participation with respect to all Operating Partnership units as of the date of such termination.”

Expense Reimbursement, page 22

8.	Please disclose all organization and offering expenses advanced by the Adviser on behalf of the company as of the most recent practicable date. In this regard, we note disclosure in your financial statements that as of September 30, 2024, the Adviser has incurred organization and offering expenses of $2.5 million.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-4-	November 27, 2024

The Company has revised the disclosure on page 26 of Amendment No. 1 to disclose all organization and offering expenses advanced by the Adviser on behalf of the Company as of September 30, 2024.

Share Repurchase Plan, page 31

9.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNNREIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017), please provide us with an analysis as to how your plan is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share repurchase plan (the “Repurchase Plan”). The Company believes the Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance. By way of illustration, below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc. (SEC No-Action Letter dated September 12, 2016) (“BREIT”) and Griffin Capital Essential Asset REIT II, Inc. (SEC No-Action Letter dated September 20, 2017) (“Griffin”). As shown below, the Company’s Repurchase Plan contains substantially each of these key features.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-5-	November 27, 2024

Key Features of the Repurchase Plan		BREIT	Griffin	The Company
•	All material information relating to the Repurchase Plan will be fully and timely disclosed to all shareholders. The terms of the Repurchase Plan will be fully disclosed in the Confidential Private Placement Memorandum (the “Memorandum”) and the most recently determined NAV per share for each class of the Company’s common shares will always be available on the Company’s website and toll-free information line.[1]	√	√	√
•	The Company will not solicit repurchases under the Repurchase Plan other than through the Memorandum and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s common shares. Shareholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.	√	√	√
•	Shares will be repurchased quarterly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common shares.[2]	√	√	√
•	Repurchases will be made on a quarterly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable quarter and will be the same for all shares of the same class repurchased in a given quarter.[3]	√	√	√
•	Repurchases under the Repurchase Plan will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the quarter the repurchase is effected) is 5% of the combined NAV of all classes of the Company’s common shares as of the last calendar day of the immediately preceding month of the applicable quarter.[4]	√	√	√

1 We note that each of Griffin and BREIT conducted continuous public offerings of common stock that were registered under the Securities Act, and, accordingly, disclosed the terms of its respective programs in a prospectus or supplement thereto, while the Company is conducting a continuous private offering of its common shares exempt from registration under the Securities Act. Therefore, the Company will provide substantially the same disclosure in its Memorandum. We do not believe the registered or private nature of the offering is determinative, as the condition relates to the disclosure of the program terms to investors in the disclosure document provided to such investor at the time the investor makes an investment decision. See also, e.g., Broadstone Net Lease Inc. (relying on existing no-action letter relief in connection with its repurchase program, while conducting a continuous private offering of its common stock).

2 While BREIT’s program provided for the repurchase of shares on a monthly basis, the Repurchase Plan is consistent with Griffin in this respect, which provided for quarterly repurchases. We also note that, while each of BREIT and Griffin undertook to file prospectus supplements with the SEC with such frequency as is required by the Securities Act, disclosing the historical NAV per share of each class of shares, the Company intends to file a Form 8-K under the Exchange Act, or otherwise disclose to all shareholders each quarter the applicable repurchase price. For each calendar quarter, the Company intends to set the Repurchase Deadline as a date that is no less than 10 business days following the date on which the repurchase price for such quarter is disclosed to investors, both of which, the applicable repurchase price and the Repurchase Deadline for such quarter, is expected to be included in a Form 8-K filed by the Company or otherwise disclosed to all shareholders. Consistent with the BREIT program, in the unlikely case that the repurchase price for the applicable quarter is not made available by the tenth business day prior to the last business day of such quarter (or is changed after such date), then no repurchase requests will be accepted for such quarter and shareholders who wish to have their shares repurchased the following quarter must resubmit their repurchase requests.

3 See supra note 2.

4 As a result of monthly repurchases, the BREIT program provided for a 2% limitation in any given calendar month and a 5% limitation for any calendar quarter, while the Griffin relief provided for a limitation of 5% of the aggregate NAV of the outstanding shares of all classes of shares as of the last calendar day of the previous calendar quarter. The Company believes basing the 5% quarterly limitation on the average aggregate NAV as of the end of the immediately preceding three months is more appropriate, as it provides for a current record of the Company’s NAV.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-6-	November 27, 2024

•	If the quarterly volume limitation is reached in any given quarter or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular quarter, repurchases under the Repurchase Plan for such quarter will be made on a pro rata basis.[5]	√	√	√
•	Shareholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable quarter.[6]	√	√	√[7]
•	Material modifications, including any reduction to the quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a supplement to the Memorandum, or periodic report filed by the Company, as well as on the Company’s website.[8]	√	√	√
•	There will be no established regular trading market for the Company’s common shares. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.	√	√	√
•	The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of trustees. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.	√	√	√
•	The Repurchase Plan is open to all shareholders.	√	√	√

5 See supra note 2.

6 See supra note 2.

7 We note that the Company requires any withdrawal request to be received by 4:00 p.m. Eastern time on the second to last business day of the applicable quarter.

8 See supra notes 1 and 2.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-7-	November 27, 2024

10.	It appears that you may conduct the share repurchase plan during the continuous private offering of shares described beginning on page 31. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase plan. We urge you to consider all the elements of your repurchase plan in determining whether the program is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Repurchase Plan and (ii) considering all of the elements of the Repurchase Plan in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter, dated October 22, 2007, granted to Alston & Bird LLP. The Company has reviewed the applicability of Regulation M to the Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

Item 1A. Risk Factors

We may make changes to our business, investment, leverage and financing strategies without shareholder approval., page 62

11.	Please disclose how you will notify shareholders of a change in investment strategy.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in the event the Company’s board of trustees determines to materially modify its investment guidelines, the Company intends to notify shareholders of such changes in accordance with applicable law, including, for example, by disclosing such changes in an Exchange Act filing on Form 8-K, Form 10-Q or Form 10-K, as applicable, following such change. The Company has revised the disclosure on page 64 to disclose its intention to notify shareholders in the event of such a change.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 134

12.	Please provide the information here in tabular format as required by Item 4 of Form 10. Please refer to Item 403 of Regulation S-K.

The Company has revised the disclosure on page 136 of Amendment No. 1 to disclose the requested information in tabular form.

Item 6. Executive Compensation, page 140

13.	In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Adviser and its affiliates, and break out the amounts reimbursed to cover salaries or benefits of a named executive officer.

To the extent the Company reimburses the Adviser for compensation and/or benefits of any named executive officer of the Company, the Company confirms that it will disclose in future filings the amount of fees paid to the Adviser and its affiliates (including amounts reimbursed to cover such compensation and/or benefits of any named executive officer of the Company) as required by Item 402 and Item 404 of Regulation S-K.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-8-	November 27, 2024

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters, page 154

14.	We note that you intend to use NAV for the purposes of establishing a price for share purchases and repurchases. Please clarify how you intend to communicate any NAV pricing changes. In addition, on a supplemental basis, provide us with a template for your future NAV disclosures.

The Company will offer its common shares only through investment professionals or other financial intermediaries that are participating in its private offering. Subscriptions to purchase the Company’s common shares may be made on an ongoing basis, but investors may only purchase the Company’s common shares pursuant to accepted subscription orders as of the first business day of each month (based on the prior month’s transaction price), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s financial intermediary, and payment of the full purchase price of the Company’s common shares being subscribed at least five business days prior to the first business day of the month (unless waived by the Company). Completed subscription requests will not be accepted by the Company before the first business day of each month. Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. Generally, investors will not be provided with direct notice of the transaction price when it becomes available. However, the transaction price will be provided directly to financial intermediaries and investors may contact their investment professional if they wish to know the transaction price prior to their subscription being accepted.

Further, as described in Amendment No. 1, pursuant to the Repurchase Plan, an investor may request their common shares be repurchased by the Company by submitting a repurchase request and required documentation by 4:00 p.m. (Eastern Time) on the second to last business day of the applicable calendar quarter. Repurchases will be made at the transaction price in effect on the last business day of the quarter, which is generally equal to the prior month’s NAV per share for such class. An investor may withdraw its repurchase request by notifying the transfer agent before 4:00 p.m. (Eastern time) on the second to last business day of the applicable quarter. In addition, for purposes of the Repurchase Program, the Company intends to make its monthly NAV available to shareholders on its website. The Company notes for the Staff that its website is not yet live, but will become active prior to the issuance of any shares to third parties and the commencement of the Repurchase Plan.

The Company respectfully notes that, unlike a non-traded REIT that is required to file NAV supplements under Rule 424(b) promulgated under the Securities Act, the Company does not have a template for future NAV disclosures. However, as discussed above, the Company will provide notice of the transaction price directly to the financial intermediaries that participate in the private offering, based on contractually agreed forms between each such financial intermediary and the Company.

Item 11. Description of Registrant's Securities to be Registered, page 164

15.	Please disclose whether there are any varying rights between your Class A, F, I, and E shares given the differences in their availability for purchase.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s different classes of shares do not have additional varying rights (whether voting or otherwise), other than as disclosed in the section entitled “Item 11. Description of Registrant’s Securities To Be Registered—Description of Shares of Beneficial Interest.” Each class will have an undivided interest in the Company’s assets and liabilities. As disclosed in “Item 11. Description of Registrant’s Securities To Be Registered—Description of Shares of Beneficial Interest—Common Shares” the differences between the classes relate solely to varying management fees and performance participation allocations, pursuant to the terms of the Advisory Agreement and Operating Partnership Agreement, respectively.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-9-	November 27, 2024

Index to Financial Statements, page F-1

16.	We note that following the completion of the Formation Transactions, New Mountain Net Lease Trust will own the “Seed Portfolio” and the Seed Portfolio is indirectly owned by New Mountain Net Lease Partners Corporation ("Existing REIT"). We also note that you prepared the combined statements of revenue and expenses based on Rule 3-14 of Regulation S-X. Please tell us if you consider either the Seed Portfolio or the Existing REIT to be the predecessor as defined by Regulation C, Rule 405 and tell us the basis for your conclusion. To the extent you determined there is a predecessor, please tell us how you determined it was unnecessary to provide complete audited historical financial statements of the predecessor within your filing, or revise to provide such financial statements.

The Company respectfully directs the Staff to pages 17 and 18 of Amendment No. 1, which provide organizational charts detailing the ownership of the Seed Portfolio and the related parties to the Formation Transactions, immediately prior to the completion of the Formation Transactions and immediately following the Formation Transactions.

Prior to the completion of the Formation Transactions, NM Fund I owns 100% of the outstanding common stock of the Existing REIT, which indirectly through special purpose vehicles owns 100% of NM Fund I’s interest in the properties that comprise the Seed Portfolio. Please see “Item 2. Financial Information⸺Management’s Discussion and Analysis of Financial Condition and Results of Operations⸺Seed Portfolio” for a table that provides the Company’s ownership in each property that comprises the Seed Portfolio (which will remain the same before and upon completion of the Formation Transactions). New Mountain Net Lease GP, L.L.C. (“NMNL Fund I GP”), an affiliate of New Mountain, in its capacity as the general partner of NM Fund I, exercises control and management over NM Fund I, and in turn the Seed Portfolio, prior to the completion of the Formation Transactions. In connection with the Formation Transactions, NM Fund I will contribute 100% of the outstanding common stock of the Existing REIT to the Company, in exchange for a number of common shares of the Company (which will be based on the Seed Portfolio Fair Value), which will result in the Company acquiring NM Fund I’s prior interest in the Seed Portfolio. As of the date hereof, none of the Formation Transactions have occurred, but are expected to occur on or about January 2, 2025, the expected date of the initial closing of the Company’s private offering. Accordingly, the Company has determined that its acquisition of the Seed Portfolio is probable based on the current facts and circumstances.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-10-	November 27, 2024

Rule 3-14 of Regulation S-X requires an issuer to file certain financial statements and supplemental information where “(i) [d]uring the most recent fiscal year or subsequent interim period for which a balance sheet is required by § 210.3-01, an acquisition of a real estate operation has occurred; or (ii) [a]fter the date of the most recent balance sheet filed pursuant to § 210.3-01, consummation of an acquisition of a real estate operation has occurred or is probable (emphasis added).” In addition, Rule 3-14(a)(3) further provides:

“(3) Acquisitions of a group of related real estate operations that are probable or that have occurred subsequent to the latest fiscal year-end for which audited financial statements of the registrant have been filed will be treated under this section as if they are a single acquisition. The required financial statements may be presented on a combined basis for any periods they are under common control or management. For purposes of this section, acquisitions will be deemed to be related if:

(i) They are under common control or management;

(ii) A registrant, other than a foreign private issuer required to file reports on Form 6-K (§ 249.306 of this chapter) or shell company (other than a business combination related shell company), that omits from its initial registration statement financial statements of a recently consummated acquisition of a real estate operation pursuant to paragraph (b)(3)(i) of this section must file those financial statements and any pro forma information specified by §§ 210.11-01 through 210.11-03 (Article 11) under cover of Form 8-K (§ 249.308 of this chapter) no later than 75 days after consummation of the acquisition. When a predecessor to a shell company (other than a business combination related shell company) acquires a real estate operation and the financial statements of that recently consummated acquisition of a real estate operation are omitted from a registration statement or proxy statement pursuant to paragraph (b)(3)(i) of this section, refer to § 210.15-01(d)(2).

(iii) Each acquisition is conditioned on a single common event.” (emphasis added).

Accordingly, the Company determined that the financial statements and supplemental information required by Rule 3-14 was required since it determined that its acquisition of the Seed Portfolio was probable as of the time it filed the Registration Statement. In addition, the Company determined the probable acquisition of the Seed Portfolio should be considered a single acquisition, since (1) each of the properties that comprise the Seed Portfolio are under the control of New Mountain, and (2) the probable acquisition of the Seed Portfolio is conditioned upon a singular common event, the initial closing of the private offering.

Further, Rule 3-02(a) of Regulation S-X states that “[t]here shall be filed, for the registrant and its subsidiaries consolidated and for its predecessors, audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed or such shorter period as the registrant (including predecessors) has been in existence” (emphasis added). The Company was formed on August 5, 2024, and to date has not yet commenced operations, other than its initial capitalization of $1,000. Accordingly, in accordance with Section 1110.2 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), the Company included an audited balance sheet as of September 30, 2024.

Rule 405 of Regulation C defines “predecessor” as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person” (emphasis added). Section 1170.01 of the Financial Reporting Manual further states, in part: “[t]he definition of ‘predecessor’ in Regulation C, Rule 405 is very broad. For purposes of financial statements, designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities)” (emphasis added).

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-11-	November 27, 2024

The Company respectfully notes, as discussed above, that as of the date of filing the Registration Statement (as well as Amendment No. 1), and as of the expected effective date of the Registration Statement, it will not have acquired the Seed Portfolio or consummated any of the Formation Transactions. Therefore, it has determined that it does not have a predecessor at this time. In addition, the Company notes that its private offering, the proceeds of which will be required to proceed with the Formation Transactions, as discussed in Amendment No. 1, is not linked in any way to the effectiveness of its Registration Statement, but rather the Company determined to voluntarily file the Registration Statement to provide current information to holders of its common shares (through the filing of periodic reports pursuant to the Exchange Act, which it would not be permitted to do without filing the Registration Statement). In addition, the Company respectfully notes that it is not aware of any Staff guidance that extends predecessor analysis to “probable acquisitions” (similar to Rule 3-14 of Regulation S-X) in situations where the acquisition was not conditioned upon the effectiveness of a registration statement and in the absence of a public offering. As discussed above, the acquisition is expected to occur after the effective date of the Registration Statement and is unrelated to the separate continuous private offering. However, upon the completion of the Formation Transactions and the acquisition by the Company of the Seed Portfolio, the Company expects that the Existing REIT will be determined to be its “predecessor.” As a result, the Company expects that, in accordance with Regulation S-X, the Company will include such financial information as required by Form 10-K and Form 10-Q. Assuming the completion of the Formation Transactions occurs on January 2, 2025, the Company expects that, consistent with Regulation S-X, it will provide comparative predecessor financial information beginning with its Quarterly Report on Form 10-Q for the quarter ending March 31, 2025.

17.	The above comment notwithstanding, we note your disclosure that the Existing REIT was formed on January 30, 2018. We further note that the registrant will received 100% of the common stock of the Existing REIT from New Mountain Net Lease Partners, L.P. (“NM Fund I”) as part of the Formation Transactions. Please tell us what consideration you gave to providing audited historical financial statements of the Existing REIT within your filing. Your response should address but not be limited to, the nature of any historical activity of the Existing REIT and your reference to the redemption of preferred stock of the Existing REIT concurrently with the REIT contribution.

The Company respectfully directs the Staff’s attention to its response to Comment No. 16 above, and notes that the completion of the Formation Transactions (including the REIT Contribution) has not yet occurred. Further, the Company notes that Section 2305.3 of the Financial Reporting Manual states the following:

“When a registrant acquires an equity interest in a pre-existing legal entity (such as a partnership, LLC or corporation) that only holds real estate under lease and related debt, financial statements of the underlying property meeting the requirements of S-X 3-14 should be provided instead of S-X 3-05 financial statements, if the acquisition is significant. When a registrant acquires an equity interest in a pre-existing legal entity that engages in other activities, such as property management or development, financial statements of that entity meeting the requirements of S-X 3-05 generally are required if the acquisition is significant. A registrant should consult with CF-OCA to the extent it believes S-X 3-14 financial statements are more appropriate than S-X 3-05 financial statements due to the limited degree of operations other than leasing real estate. If S-X 3-14 financial statements are more appropriate due to the limited degree of operations other than leasing real estate, financial statements are required if the 10% or more significance level applicable to S-X 3-14 financial statements is met.” (emphasis added).

The Company notes that the Existing REIT’s sole purpose is to hold real estate under lease and does not engage in other activities. Specifically, it holds NM Fund I’s interest in each of the properties that comprise the Seed Portfolio. Therefore, the Company respectfully notes that financial statements of the underlying properties meeting the requirements of S-X 3-14 are applicable, which have been provided in the Registration Statement.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-12-	November 27, 2024

Further, the Company issued a limited number of preferred shares to certain investors to comply with the requirements associated with its election to be taxed as REIT under the Code. In connection with the completion of the Formation Transactions, the Company intends to redeem all outstanding shares of preferred stock in accordance with their terms, as such preferred shares will no longer be necessary for the Company to meet the requirements associated with its election to be taxed as REIT under the Code.

18.	We note your table on page 129 indicates the properties in the Seed Portfolio were acquired from third parties during 2018 to 2022. Please tell us and revise your filing to clarify which entity or entities owns such properties from original acquisition date from third party to the date of the filing. Further, please clarify how such entity or entities are related to the entities involved in the Formation Transaction.

The Company respectfully directs the Staff’s attention to its responses to Comment Nos. 16 and 17 above. The Company has revised its disclosure on page 131 to clarify that “Original Acquisition Date from Third Party” represents the month and year that NM Fund I acquired its interest in the property from a third party. Since the applicable date noted in the chart through the date hereof, NM Fund I, indirectly through its 100% interest in the Existing REIT, has continually owned its interest in such property.

We further note that the Company’s acquisition of the properties that comprise the Seed Portfolio has not yet occurred, but the Company determined that such acquisition is probable.

Pro Forma Combined Consolidated Financial Statements of New Mountain Net Lease Trust

(Unaudited), page F-2

19.	We note your presentation of noncontrolling interest in consolidated subsidiaries on the pro forma combined consolidated balance sheet and your presentation of net income attributable to non-controlling interests on the pro forma combined consolidated statements of operations. Please revise your filing to clarify the nature of these line items and your basis for the amounts presented.

The Company has revised its disclosure on page F-5 to clarify the nature of these line items and our basis for the amounts presented. The Company respectfully notes these line items represent equity interests in the underlying properties that are held by entities affiliated with New Mountain and is not impacted by the Formation Transactions. The unaudited pro forma combined consolidated balance sheet consolidates all majority-owned properties, including those in which the Company will not have 100% equity interest following the completion of the REIT Contribution. The portion of equity that is not owned by the Company following the completion of the REIT Contribution is reflected as non-controlling interest.

20.	We note your disclosure that the NMC Holders will invest at least $100 million in your Class E shares and/or Class E units of the Operating Partnership. Please clarify for us and in your filing if this investment will be retained or will be available to repurchase the shares for which existing partners in the NM Fund I elect to have repurchased by you. To the extent the investment will be retained, please tell us how you determined it was unnecessary to reflect this investment within your pro forma financial information. Refer to Article 11 of Regulation S-X.

The Company has revised its disclosure on pages 1, 27 and F-5 to clarify that the investment by NMC Holders refers to an election to retain an existing investment that, prior to the completion of the Formation Transactions, was invested through an investment in NMNL Fund I GP. The investment by NMC Holders does not reflect additional equity capital that is being contributed by such persons, and therefore no transaction adjustment is necessary. The retention of the investment is reflected in shareholders equity on the Pro Forma Combined Consolidated Balance Sheet.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-13-	November 27, 2024

21.	We note your disclosure that NM Fund I will distribute your common shares to its existing partners in proportion to their ownership in NM Fund I immediately prior to the Formation Transactions, and that such existing partners will have the opportunity to elect to have their common shares repurchased by you. Please address the following:

•   We note your disclosure on page 61 that to the extent the net proceeds in the initial closing of the private offering are not sufficient to repurchase all such common shares from existing NM Fund I partners who elect to have their shares repurchased, then the Company intends to use the net proceeds from subsequent closings to repurchase any such remaining common shares. Please expand your disclosures of the repurchase terms elsewhere in the filing to also disclose this intention.

•   Please revise your filing to disclose the repurchase terms including, but not limited to, the repurchase price per share and the relationship of the repurchase price per share to the purchase price of shares to be sold in the initial closing of your private offering and subsequent closings.

The Company respectfully notes that, if net proceeds in the initial closing of the private offering are not sufficient to repurchase all such common shares from existing NM Fund I partners who elect to have their shares repurchased, then any subsequent repurchase would be subject to the terms of the Repurchase Plan, and directs the Staff to page 33 of Amendment No. 1 and the heading “Share Repurchase Plan,” which includes disclosure relating to the Share Repurchase Plan. Repurchases will be made at the transaction price in effect on the Repurchase Date.

The Company has further revised its disclosure on pages 6 and F-2 to clarify the above.

22.	We note your adjustment (B). Please clarify for us and in your filing your basis for recording the Seed Portfolio at historical carryover basis. In your response, please address which entity is the accounting acquirer and your basis for such determination. Reference is made to ASC 805.

The Company respectfully directs the Staff’s attention to its responses to Comment Nos. 16 and 17 above.

For purposes of the Pro Forma Combined Consolidated Financial Statements, to assess whether the Seed Portfolio should be recorded at historical carryover basis, we initially established that the contribution of the Seed Portfolio by NM Fund I to the Company will qualify as a transaction between entities under common control in accordance with ASC 805-50. Entities considered to be under common control must have common ownership and common management. The management control previously exercised by NMNL Fund I GP, in its capacity as the general partner of NM Fund I, which in turn owned 100% of the interest of, and controlled, the Existing REIT will transition following the Formation Transactions, as the Adviser, which is an affiliate of NMNL Fund I GP, will maintain consistent oversight and operational management through the terms of the Advisory Agreement. Accordingly, because the properties that constitute the Seed Portfolio will remain under the management of affiliated New Mountain entities following the Formation Transactions, common management is established.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-14-	November 27, 2024

The common ownership requirement is substantiated by the commitment of the former partners of NM Fund I. In connection with the Formation Transaction, NM Fund I will distribute in kind common shares that it receives in connection with the REIT Contribution (as defined below) to its existing partners in proportion to their ownership in NM Fund I immediately prior to the Formation Transactions, such that, immediately following the completion of the REIT Contribution, the partners’ indirect ownership in the Seed Portfolio will not change. Following the REIT Contribution, these existing partners will have the opportunity to elect to have their common shares repurchased by the Company. The Shareholders’ equity of $340,607 reflects an election by NMC Holders to retain an investment of at least $100 million in Class E shares. Based on commitments received to date by existing partners and the aforementioned retention of the investment by NMC Holders, the Company expects that approximately $300 million of shareholders’ equity in the Company will be comprised of existing partners in NM Fund I. These shareholders have not opted to request repurchase of their investments, resulting in their retaining a substantial ownership interest in the Company. This continuity in investment ensures that former partners of NM Fund I will constitute approximately 55% of the shareholder capital in the Company following the Formation Transactions, thereby establishing common ownership between NM Fund I and the Company.

Based upon the above analysis, the Company believes the contribution of 100% of NM Fund I’s interest in the Seed Portfolio to the Company qualifies as a common control transaction in accordance with ASC 805-50. Following this guidance, the Company concluded that the Seed Portfolio should be recorded at its historical carryover basis in the Pro Forma Combined Consolidated Financial Statements.

For purposes of the Pro Forma Combined Consolidated Financial Statements, to determine which entity is considered the acquirer, the Company further referenced ASC 805-10-55-15, which clarifies that a new entity formed solely to issue equity interests in effecting a business combination does not necessarily qualify as the acquirer. Specifically, if a new entity is formed to issue equity interests as part of the combination, one of the combining entities that existed prior to the formation transaction must be identified as the acquirer by following the guidance outlined in ASC 805-10-55-10 through 55-14.

In this case, in connection with the Formation Transactions, NM Fund I will contribute 100% of the outstanding common stock of the Existing REIT, which prior to such contribution indirectly owned the Seed Portfolio. For purposes of the Pro Forma Combined Consolidated Financial Statements, the Existing REIT has been identified as the accounting acquirer as it is not the new entity issuing equity; rather, it holds substantive pre-combination control and contributes all assets and liabilities.

•	Voting Rights: In applying ASC 810-10, the Company’s acquirer determination noted that the former partners of NM Fund I are expected to be the largest share of voting rights post-Formation Transactions.

•	Operational Control: The Adviser, pursuant to the terms of the Advisory Agreement, which is an affiliate of NM Fund I GP, will maintain control over operational decision-making.

•	Asset Contribution: Significantly all assets and liabilities of the Existing REIT will be contributed to the Company.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-15-	November 27, 2024

Based upon the above analysis, the Company believes the accounting acquirer is the Existing REIT and the Seed Portfolio’s financial statements are to be reflected at historical carryover basis in the Pro Forma Combined Consolidated Financial Statements.

23.	We note your adjustment (C). Specifically, we note your allocation of 27,529,755 common shares to 7,250,000 Class A shares, 13,529,755 Class F shares, and 6,750,000 Class E shares. Please revise your filing to disclose your basis for the amount of shares allocated to each class. Reference is made to Article 11 of Regulation S-X.

The Company has further revised its disclosure on pages F-5 and F-9 to address the above.

24.	We note your adjustments (C) and (BB). We note your pro formas assume the Seed Portfolio Fair Value is $550,595. Please address the following:

•	Please revise to discuss your basis for the assumed fair value of $550,595,000.

•	As it appears the amount of shares to be issued could vary, please tell us what consideration you gave to disclosing additional information to enable a reader to understand the magnitude of any potential adjustments.

Reference is made to Article 11 of Regulation S-X.

The Company has further revised its disclosure on pages F-5 and F-9 to address the above.

Notes to the Combined Statements of Revenues and Certain Operating Expenses

Note 1. Business and Organization, page F-18

25.	We note your statement that the Seed Portfolio is not a legal entity but rather a combination of certain real estate entities and operations. Please tell us and revise your filing to disclose your basis for presenting combined financial statements for these properties. In your response, please address if such properties are under common control and/or common management, and your basis for such determination.

The Company respectfully directs the Staff’s attention to its response to Comment No. 16 above.

Prior to the completion of the Formation Transactions, NM Fund I owns 100% of the Existing REIT, which indirectly through special purpose vehicles owns 100% of NM Fund I’s interest in the properties that comprise the Seed Portfolio. Please see “Item 2. Financial Information⸺Management’s Discussion and Analysis of Financial Condition and Results of Operations⸺Seed Portfolio” for a table that provides the Company’s ownership in each property that comprises the Seed Portfolio (which will remain the same before and upon completion of the Formation Transactions). NMNL Fund I GP, an affiliate of New Mountain, in its capacity as the general partner of NM Fund I, exercises control and management over NM Fund I, and in turn all of the properties constituting the Seed Portfolio. In connection with the Formation Transactions, NM Fund I will contribute 100% of the outstanding common stock of the Existing REIT to the Company, in exchange for a number of common shares of the Company (which will be based on the Seed Portfolio Fair Value), which will result in the Company acquiring NM Fund I’s prior interest in all of the properties constituting the Seed Portfolio. As of the date hereof, none of the Formation Transactions have occurred. However, the Company has determined that its acquisition of the Seed Portfolio is probable based on the current facts and circumstances. The Company respectfully directs the Staff to the revised disclosures on page F-18.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-16-	November 27, 2024

26.	Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

The Company respectfully acknowledges the Staff’s comment and confirms its understanding that the Registration Statement will automatically become effective 60 days after filing.

* * * * * * *

Please do not hesitate to call me at (202) 636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission
Catherine De Lorenzo
Isabel Rivera

New Mountain Net Lease Trust
Teddy Kaplan, Chief Executive Officer and President
Kellie Steele, Chief Financial Officer
Arina Popova, Head of Legal